FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

November, 2015

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(56) 22630 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNIFICANT EVENT

Empresa Nacional de Electricidad S.A.

Securities Registration Record N° 0114

                                                                                                           Santiago, November 10, 2015
Ger. Gen. N° 170 /2015

Mr. Carlos Pavez T.
Superintendent of Securities and Insurance
Superintendence of Securities and Insurance
Av. Libertador Bernardo O’Higgins N°1449
Santiago, Chile

                                                                                                                             Ref.:       Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2, under Securities Market Law N°18,045, and as established under General Norm N° 30 of the Superintendence, duly authorized on behalf of Empresa Nacional de Electricidad S.A. (“Endesa Chile” or the “Company”), I hereby inform you of the following significant event:

In an Extraordinary Board of Directors’ Meeting held today, the Board of Directors of the Company agreed to summon an Extraordinary Shareholders’ Meeting (“ESM”), on December 18, 2015 at 10:00 A.M. local time in Espacio Riesco, located at Av. El Salto 5000, Huechuraba, Santiago, Chile

The purpose of this meeting is for the shareholders to acknowledge and rule on the following issues:

1. Information on the proposed corporate reorganization (the "Reorganization") consisting of (i) the division of the Company (the “Spin-Off”), creating Endesa Américas S.A. (“Endesa Américas”),  Enersis S.A. (“Enersis”) and Chilectra S.A. ("Chilectra") in order to separate the generation and distribution businesses in Chile from those outside of Chile and, (ii) the subsequent merger of the companies that have ownership stakes in  non-Chilean businesses.

2. Supporting information that underlies the proposed Reorganization that is relevant in accordance with the provisions of Official Letter No. 15,452 of the Superintendence of Securities and Insurance dated July 20, 2015, which was made available to the shareholders as of November 5, 2015, and consisting of:

(i) Audited Consolidated Financial Statements of Endesa Chile as of September 30, 2015, which will be used for the Spin-Off.

(ii) Report of Endesa Chile’s Board of Directors on the absence of significant changes to the assets, liabilities or equity accounts occurring after the reference date of the respective balance sheet of the Spin-Off.

(iii) Description of key assets and liabilities allocated to the new company resulting from the Spin-Off.

Endesa  - Teléfono (56-2)26309000 - Casilla 1557 - Correo Central - Santiago de Chile

(iv) Pro forma Consolidated Statements of Financial Position, with attestation report by the respective external auditors of Endesa Chile and Endesa Américas, both as of October 1, 2015, which provide, among others, the allocation of assets, liabilities, and shareholders’ equity between both companies.

(v) Report of the independent expert appointed by the Board of the Company, Mr. Colin Becker, including the estimated value of the entities to be merged and the estimated exchange ratio of the corresponding shares in the context of the Reorganization.

(vi) Report of the financial advisor appointed by the Directors’ Committee of the Company, Tyndall Group, with its conclusions regarding the Reorganization.

(vii) Report of the Directors’ Committee of the Company with its conclusions regarding the Reorganization.

(viii) Document describing the Reorganization and its terms and conditions.

(ix) The objectives and expected benefits of the Reorganization and its consequences, implications or contingencies, such as those of an operational or tax nature.

(x) Determination of the number of Endesa Américas shares to be received by the shareholders of the Company.

(xi) Agreement put forward by the Board of Directors with the proposal of the Board of Directors of the Company with respect to the Reorganization.

(xii) Bylaw draft of the Company and Endesa Américas subsequent to the Spin-Off.

3.  Approve, pursuant to the terms of Title IX under the Chilean Companies Act Law 18,046 and paragraph 1 of Title IX under the Chilean Companies Act Regulation, subject to the conditions precedent listed in paragraph 4 below, the proposal of demerger of the Company into two different companies, resulting from the Spin-Off. The new corporation, Endesa Américas, a publicly held limited liability stock corporation will be governed by Title XII of D.L. 3500 and to which  all of Endesa Chile’s equity interests, assets and the associated liabilities outside of Chile would be allocated. All Endesa Chile shareholders will participate in Endesa Américas in the same proportion that they had in the Endesa Chile’s capital, with a number of shares  equal to what they had in the spun-off company (ratio 1:1). Following the Spin-Off, Endesa Chile will retain all businesses currently developed in Chile, including assets, interests, and the liabilities associated with them, as well as all other assets and liabilities not expressly assigned to Endesa Américas in the Spin-off.

4. Approve that the Spin-Off agreed to by the ESM subject to conditions precedent including the ESM minutes in which the spin-offs of Enersis and Chilectra are approved and have been properly recorded as a public deed, and their respective excerpts have been registered and published duly and promptly in accordance with the law. Additionally, and in accordance with article 5 in relation with Article 148, both under the Chilean Companies Regulations, approve that the Spin-Off shall take effect on the first calendar day of the month following the “Public Deed of the Conditions Fulfillment for the Spin-Off of Endesa Chile,” as explained in the following numeral is granted, notwithstanding the prompt fulfillment of the formalities of registration in the Commercial Registry and publication in the Diario Oficial of the excerpt and recording as a public deed of the ESM minutes that approves the Spin-Off of Endesa Chile and the creation of Endesa Américas.

Endesa  - Teléfono (56-2)26309000 - Casilla 1557 - Correo Central - Santiago de Chile

5. Authorize the Board of Directors of Endesa Chile to grant the required powers to sign one or more documents that are necessary or appropriate to comply with the conditions precedent to which the Spin-Off is subject, certify the assets subject to registration that are assigned to Endesa Américas, and any other representations that are considered necessary for these purposes, and especially grant a public deed  within 10 calendar days of the date on which the last of the Spin-Off conditions is met. . Such public deed shall be named the "Public Deed on Fulfillment of the Conditions for the Spin-off of Endesa Chile," which should be registered in the corporate record books of  Endesa Chile and Endesa Américas in order to facilitate verification of compliance with the conditions to which the Spin-Off was subject.

6. Approve the capital reduction of Endesa Chile as a result of the Spin-Off, and the distribution of corporate assets between the divided company and the created company.

7. Approve the changes to the Bylaws of Endesa Chile, which reflect the Spin-Off as well as the subsequent capital reduction, by modifying the following articles:

(i) Amendment of Article Five, reflecting the reduction of Endesa Chile capital resulting from the Spin-Off, maintaining the same number and type of shares;

(ii) Amendment of Article Six, in order to correct the regulations reference;

(iii) Creation of a new Article Fifty, to show that the Company will continue to be subject to Resolution No. 667 of the Honorable Resolution Commission, dated October 30, 2002, with the understanding that the restrictions shall not apply to Endesa Américas.

(iv) Replacement and inclusion of other Transitory Provisions that apply as a result of the Spin-Off.

(v) Grant of a revised text of the Bylaws of Endesa Chile.

8. Appoint the interim Board of Directors of Endesa Américas and define its compensation.

9. Approve the bylaws of the new resulting company, Endesa Américas, which in its permanent provisions differs from those of Endesa Chile in the following matters:

(i) In Article One, in which the corporate name will be Endesa Américas S.A.

(ii) In Article Six, in order to correct the regulation reference;

(iii) In Article Five, on share capital, which indicates that Endesa Américas will have a capital of  Ch$ 778,936,764,259, divided into 8,201,754,580 ordinary shares, all of the same series with no par value;

(iv) Article Forty -Two is not included because it was repealed by an applicable law;

(v) In Article Fifty, the Company is subject to Resolution No. 667 of the Honorable Resolution Commission, dated October 30, 2002; with the understanding that (a) the restrictions shall not apply with respect to Endesa Américas  and (b) with the understanding that the Endesa Américas  shall not participate in any way in the relevant markets within the Republic of Chile, and may merge with Enersis Américas and Chilectra Américas.

(vi) Replacement and inclusion of other Transitory Provisions that apply as a result

10. Approve the number of Endesa Américas shares to be received by Endesa Chile shareholders.

Endesa  - Teléfono (56-2)26309000 - Casilla 1557 - Correo Central - Santiago de Chile

11. Introduce shareholders to the estimated terms of the possible merger of Endesa Américas and Chilectra Américas into Enersis Américas.

12. Appoint the external audit firm for Endesa Américas.

13. Appoint the Account Inspectors and alternates for Endesa Américas.

14. Inform shareholders of agreements regarding transactions with related parties under Title XVI of the Chilean Companies Act Law 18,046, executed in the period since the last shareholders’ meeting.

15. Report on authorizations granted to KPMG Auditores Consultores Ltda., to deliver documents and reports related to external audit services provided to Endesa Chile, to the Public Company Accounting Oversight Board (“PCAOB”) of the United States of America.

16. Instruct the Board of Directors of Endesa Américas that upon the effectiveness of the Spin-Off or as soon as practicable thereafter, it should apply for the registration of the new company with the SVS and the Securities and Exchange Commission of the United States of America and on the stock exchanges where its shares will be traded.

17. Instruct the Board of Directors of Endesa Américas, to approve the powers of attorney of the company.

The ESM shall vote on all agreements necessary to carry out the Spin-Off, on the terms and conditions that the ESM ultimately approves, and will also grant powers deemed necessary, especially those for legalizing, materializing and carrying out the spin-off agreements and other agreements adopted by said ESM.

Shareholders may obtain a full copy of the documents that explain and support the matters that are subject to knowledge and resolution of the Board at our registered office, located at Santa Rosa 76, Floor 15 (Investor Relation Department), Santiago, Chile, as of this date. Also, they are available for shareholders on the company website: www.endesa.cl.

Additionally, the Board of Directors unanimously agreed to empower the CEO of the Company in order to, within a reasonable time, make an assessment on the feasibility of certain measures contained in the Directors’ Committee report, as well as those raised by shareholders, to determine the compatibility with applicable legal provisions and the terms and conditions of the corporate reorganization process that has been approved by the Board and which have been released to the market and shareholders, through significant events.

Directors Messrs. Cibie, Lamarca, Atton and Ms. Marshall recorded their votes against summoning an ESM at this time, in order to allow shareholders to become informed and speak out regarding the aforementioned subjects, for the following reason. The declaration of the SVS regarding the appropriate application of the rules related with Title XVI of the Chilean Companies Act in the proposed Spin-Off and merger operations, is currently before the Santiago Court of Appeals. The abovementioned directors believe that summoning an ESM to pronounce regarding the proposed operation would not be prudent, and it would be best to wait for a decision from the Santiago Court of Appeals at this time.

Sincerely yours,

Valter Moro

Chief Executive Officer

Endesa  - Teléfono (56-2)26309000 - Casilla 1557 - Correo Central - Santiago de Chile

c.c.:

Central Bank of Chile – General Management

Santiago Stock Exchange - General Management

Electronic Exchange of Chile - General Management

Valparaiso Stock Exchange - General Management

Risk Classification Commission - General Management (At. : Alejandro Muñoz)

Bondholders (At. : Mr. Andrés Sepúlveda)

Central Securities Depository - General Management

Endesa  - Teléfono (56-2)26309000 - Casilla 1557 - Correo Central - Santiago de Chile

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ Valter Moro
Valter Moro Chief Executive Officer

Dated: November 10, 2015